SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 512th BOARD OF DIRECTORS MEETING

HELD ON MAY 3, 2006

On the third (3rd.) day of the month of May of the year two thousand and six, at 2 p.m., at the offices of the Company, located at Avenida das Nações Unidas, n° 4.777, CEP. 05.477 -000, São Paulo/SP, the 512th. (five hundred and twelfth) BRASKEM S.A.’s Board of Directors Meeting was held, being attended by the undersigned Board Members. Board Members Maria das Graças Silva Foster and Francisco Teixeira de Sá were absent, having been replaced by their respective alternates, as well as Board Members Pedro Augusto Ribeiro Novis and Luiz Fernando Cirne Lima, and their respective alternates, who were replaced by Board Member Newton Sergio de Souza, pursuant the letter of representation forwarded previously in compliance with the procedures envisaged in the Company’s Bylaws. In attendance were also the Chief Executive Officer, José Carlos Grubisich Filho, and the Executive Officers Mauricio Ferro and Paul Altit, the representative of the Fiscal Council, Mr. Ismael Abreu, the Board Member representing the People and Organization Committee, Mr. Guilherme Simões Abreu, Mr. Nelso Raso and Ms. Ana Patrícia Soares Nogueira. In the absence of the Chairman of the Board, Mr. Pedro Augusto Ribeiro Novis, the Vice-Chairman, Mr. Alvaro Fernandes da Cunha Filho chaired the meeting, and Ms. Ana Patrícia Soares Nogueira acted as secretary. At the start of the meeting, its Chairman proposed the registration of the thanksgiving votes of all the members of the Company’s Board of Directors to the former Board Members appointed by shareholders Fundação Petrobrás de Seguridade Social – PETROS and by Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Ms. Maria Roma de Freitas and Messrs Fernando de Castro Sá, André Tapajós Cunha and Deusdédite Fagundes de Brito whose mandates ended at the time of the last Shareholders Meeting, taking into account their dedication and contributions in the exercise of their mandates at the Company, which was unanimously approved by the attending Board Members. AGENDA: I) Subjects for deliberation: The following resolutions were unanimously adopted: 1) PROPOSALS FOR DELIBERATION (“PD”) – after proper analysis of their terms and related documentation, the following Proposals for Deliberation were approved, which had been previously forwarded by the Board of Executive Officers for the cognizance of the Board of Directors’ members, as envisaged in the Internal Regulation, the copies whereof having been properly filed at the Company’s headquarters: a) PD.CA/BAK-04/2006 - Election of the Board of Executive Officers in order to approve the reelection of the Board of Executive Officers members for a new two year mandate, to end at the time of the first Ordinary Meeting of the Board of Directors to be held after the Shareholders Meeting which shall appreciate the results pertaining to fiscal 2007, to wit: JOSÉ CARLOS GRUBISICH FILHO, Brazilian national, married, a chemical engineer by profession, bearer of ID Card RG no. 7.893.279 -8 SSP/SP, enrolled before the CPF under no. 931.524.778 -72, resident and domiciled in the city and state of São Paulo, who shall become the Chief Executive Officer; PAUL ELIE ALTIT, Brazilian national, born in London, married, a civil engineer by profession, bearer of ID Card RG no. 4.172.718 IFP/RJ, enrolled before the CPF under no. 667.368.977 -34, resident and domiciled in the city and state of Rio de Janeiro, who shall take over the functions of Relations with Investors Director, BERNARDO AFONSO DE ALMEIDA GRADIN, Brazilian national, married, a civil engineer by profession, bearer of ID Card RG no. 1.832.123 SSP/BA, enrolled before the CPF/MF under no. 316.183.245 -00, resident and domiciled in the city of Salvador in the State of Bahia, LUIZ DE MENDONÇA, Brazilian national, married, a production engineer by profession, bearer of ID Card RG no. 10.445.472 SSP/SP, enrolled before the CPF/MF under no. 063.523.448 -36, resident and domiciled in the city and state of São Paulo; MAURICIO ROBERTO DE CARVALHO FERRO, Brazilian national, unmarried, an attorney by profession, bearer of ID Card RG no. 453.069 SSP/DF, enrolled before the CPF/MF under no. 371.505.961 -34, resident and domiciled in the city and state of São Paulo; ROBERTO PRISCO PARAÍSO RAMOS, Brazilian national, married, a mechanical engineer by profession, bearer of ID Card RG no. 8.922.760 SSP/SP, enrolled before the CPF/MF under no. 276.481.507 -78, resident and domiciled in the city and state of Rio de Janeiro and ROBERTO LOPES PONTES SIMÕES, Brazilian national, married, an engineer by profession, bearer of ID Card RG no. 839.142 SSP/BA, enrolled before the CPF/MF under no. 141.330.245 -91, resident and domiciled in the city and state of São Paulo, all of the above being domiciled at Avenida das Nações Unidas, nº 4.777, 1º, 2° , 3º e 4° andares, Alto de Pinheiros, São Paulo/SP, CEP 05477-000 for the purpose of receiving subpoenas, summons and notices. The Executive Officers that have been hereby re-elected have assumed their positions on this date, after filing their written representations pursuant art. 37, item II of Law no. 8.934, dated November 18, 1994, the text whereof has been provided by Law no. 10.194, dated February 14, 2001, pursuant the provisions of paragraph 1 of art. 147 of Law 6.404 dated December 15, 1976, stating that they are not impeded by any special law, nor have they been sentenced for bankruptcy, prevarication, bribery, graft, embezzlement, crimes against popular economy, public faith or property, or for any crimes that may impede even if temporarily access to public office, and, also in order to comply with the provisions of CVM Instructions nos. 358, dated January 03, 2002 and 367, dated May 29, 2002, said individuals presented their representations in writing pursuant the terms of said Instructions, which have been archived at the Company’s headquarters; b) PD.CA/BAK-05/2006 – Buy-Back Program – in order to approve the Company’s Buy-Back Program pursuant the terms presented in Annex I to the Respective PD; and (ii) to authorize the Board of Executive Officers to carry out all the acts needed for the implementation of the Company’s Buy-Back Program; c) PD.CA/BAK-06/2006 – Incorporation of Braskem Europe B.V. in order to (i) approve the incorporation of a company in Europe, pursuant the considerations, characteristics and draft of the Articles of Incorporation contained in the respective PD, said Board of Executive Officers to confirm and to inform the Board of Directors the location of the headquarters of the company as soon as said location has been defined; and (ii) to authorize Braskem’s Board of Executive Officers to take whatever measures may become necessary to formalize the incorporation of the company. It was set forth that the Board of Executive Officers shall forward the Board Members a copy of the incorporation documents of the company as soon as said documents have been formalized before local authorities; and (iii) to set forth that any later amendments to the Company’s Bylaws must have been previously approved by Braskem’s Board of Directors; d) PD.CA/BAK-07/2006 – Choice of Independent Auditors - taking into consideration the recommendation of the Company’s Fiscal Council in the exercise of their functions as Audit Committee, the choice of PricewaterhouseCoopers Auditores Independentes (“PWC”) as external independent auditor for the Company was ratified, the Board of Executive Officers having been authorized to engage the services of PWC to accomplish the audit of the annual and quarterly financial statements of the Company for the year of 2006 (BR GAAP and US GAAP), 2) COMPENSATION TO BE PAID TO THE OFFICERS - after the analysis and referendum of the People and Organization Committee, the approval regarding the individualization of the annual compensation to be paid the Officers for 2006 was approved, said compensation to abide by the overall limits set by the Shareholders Meeting held on April 07, 2006, as contained in the minutes of the meeting of said Committee, held on April 19, 2006, and pursuant the minutes of the meeting of said Committee, held on April 19, 2006, which shall remain under file at the Company’s headquarters; 3) LONG TERM INCENTIVE PROGRAM – The Long Term Incentive Program pertaining to fiscal year 2005 was approved, pursuant to the general norms set forth in the Company’s Long Term Incentive Plan, and pursuant the characteristics and the limits approved by the Meeting of the People and Organization Committee, held on April 19, 2006; II) Matters for Cognizance: Presentations were made by the Executive Officers responsible for the matters contained in this item II, to wit: 1) Results and financial statements of the Company pertaining to the 1st. Quarter of 2006; 2) Evolution of the “Programa Braskem +”; III) Matters of Interest to the Company: The Board Members were made cognizant of the matters of interest to the Company expatiated by the Board of Executive Officers; IV) CLOSING OF THE MINUTES – There being nothing else to discuss, these minutes were prepared, which after having been read, discussed and found to be in order, were signed by all the Board Members present; by the Chairman and by the Secretary of the Meeting. São Paulo/SP, May 03, 2006. [Signed by Alvaro Fernandes da Cunha Filho – Vice-Chairman; Ana Patrícia Soares Nogueira – Secretary; Pedro Augusto Ribeiro Novis – Chairman (p/p Newton Sergio de Souza); Alvaro Pereira Novis; Edmundo José Correia Aires; José de Freitas Mascarenhas; Lúcio José Santos Júnior; Luiz Fernando Cirne Lima (p/p Newton Sergio de Souza); Masatoshi Furuhashi; Newton Sergio de Souza; Patrick Horbach Fairon; Ruy Lemos Sampaio].

Conforms to the original recorded on the specific book.

Ana Patrícia Soares Nogueira
Secretary

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel. (71) 3632.5102
Offices: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2006

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer